Filed by MB Financial, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: First SecurityFed Financial, Inc.
Commission File No. 00-23063

MB Financial, Inc. has filed a registration statement on Form S-4, as amended, with the Securities and Exchange Commission in connection with the proposed merger of MB Financial and First SecurityFed Financial, Inc., which was declared effective by the SEC. A definitive proxy statement-prospectus was sent to the stockholders of First SecurityFed on or about April 20, 2004 seeking their approval of the proposed transaction. Investors and security holders are advised to read the definitive proxy statement-prospectus, which was filed with the SEC on April 21, 2004, because it contains important information. These documents can be obtained free of charge from the web site maintained by the SEC at "www.sec.gov." These documents also can be obtained free of charge upon written request to MB Financial, Inc., Secretary, 1200 North Ashland Avenue, Chicago, Illinois 60622 or by calling (773) 645-7868.

First SecurityFed and its directors and executive officers may be deemed to be participants in the solicitation of proxies from First SecurityFed stockholders to approve the proposed transaction. Information about these participants is contained in the definitive proxy statement-prospectus for the transaction filed with the SEC on April 21, 2004.

Set forth below are materials sent to First SecurityFed stockholders for the exercise of their election rights as to the form of consideration they would like to receive for their First SecurityFed shares in the merger with MB Financial. As specified in these materials, the deadline for the proper exercise of election rights is 5:00 p.m. Central time, on May 25, 2004.

[MB FINANCIAL LOGO]

Dear First SecurityFed Stockholder:

         In connection with the proposed merger of MB Financial, Inc. and First SecurityFed Financial, Inc., we are pleased to offer you the opportunity to indicate your preference as to the form of consideration you will receive for your shares of First SecurityFed common stock. Subject to the allocation provisions of the merger agreement and a possible restructuring of the merger as an all-cash transaction, you have the right to elect to receive, for each share of First SecurityFed common stock that you own, either:

•	$35.25 in cash; or

•	a number of shares of MB Financial common stock having a value of $35.25 per share, determined by dividing $35.25 by MB Financial's average closing price over the ten trading day period ending on the second trading day before the date of completion of the merger.

         You may elect either of these options for all of your First SecurityFed shares, or you may choose cash for some shares and MB Financial stock for some shares. Your election will be effective only upon completion of the merger, which is subject to the satisfaction of several conditions, including adoption of the merger agreement by First SecurityFed stockholders. Because a fixed number of MB Financial shares will be issued in the merger, a fixed number of First SecurityFed shares will be exchangeable for each of the stock and cash consideration. Therefore, you might receive stock and/or cash in an amount that is not consistent with your election, depending upon the elections of other First SecurityFed stockholders. In addition, if the aggregate value of the MB Financial shares to be issued in the merger is less than 40% of the aggregate value of the total cash and stock consideration (based on the MB Financial closing price on the second trading day before the date of completion of the merger), then at MB Financial=s election, either the number of MB Financial shares issuable in the merger will be increased such that the aggregate value of those shares is at least 40% of the value of the total merger consideration, or the merger will be restructured as an all-cash transaction at $35.25 per share. Your election will have no effect if the merger is restructured as an all-cash transaction.

         Note that if you hold any shares of First SecurityFed common stock which you acquired upon exercise of incentive stock options on or after May 26, 2003, you may designate these shares in your Election Form and Letter of Transmittal for priority allocation of any stock consideration which you are entitled to receive. You may wish to make such a designation in order to avoid a disqualifying disposition of these shares under the Internal Revenue Code.

         Because the federal income tax consequences of the merger to you will depend on whether you receive cash, stock or a combination of both, you are urged to consult your personal tax advisor prior to making your election.

         A complete description of the merger and of the election and allocation procedures is contained in the proxy statement-prospectus for the merger, which was mailed to you separately. Enclosed is an Election Form and Letter of Transmittal which you must complete, sign and return with your First SecurityFed stock certificate(s) to the exchange agent for the merger, LaSalle Bank, N.A., in order to make an election. Please use the enclosed envelope to return your Election Form and Letter of Transmittal and your stock certificate(s). For your election to be effective, the exchange agent must receive your Election Form and Letter of Transmittal, together with your First SecurityFed stock certificate(s), NO LATER THAN 5:00 P.M., CENTRAL TIME, ON MAY 25, 2004. Please follow the instructions on the Election Form and Letter of Transmittal carefully. If you hold any First SecurityFed shares through a broker or other nominee in "street name," be sure to follow the instructions of the broker or nominee carefully, as they may impose an earlier election deadline and/or different procedures.

         If you need assistance, please call the information agent for the election and surrender of First SecurityFed shares, Regan & Associates, Inc., at 800-737-3426. If you do not make an election, the exchange agent will send you additional forms for the surrender of your First SecurityFed stock certificate(s) after completion of the merger, and you will receive MB Financial common stock and/or cash in exchange for your shares pursuant to the allocation procedures provided for in the merger agreement and described in the proxy statement-prospectus.

         Your submission of an Election Form and Letter of Transmittal does NOT constitute a vote on the merger agreement. In order to vote your First SecurityFed shares, you must complete, sign, date and return the proxy card included with the proxy statement-prospectus or attend the annual meeting of stockholders described in the proxy statement-prospectus and vote in person.

         Thank you for your attention to this important matter.

Very truly yours, /s/ Mitchell Feiger Mitchell Feiger President and Chief Executive Officer

ELECTION FORM AND LETTER OF TRANSMITTAL

TO ACCOMPANY CERTIFICATES EVIDENCING SHARES OF COMMON STOCK,
PAR VALUE $0.01 PER SHARE,
OF
FIRST SECURITYFED FINANCIAL, INC.

Name(s) and Address(es) of Registered Holder(s) (Please fill in exactly as Name(s) appear(s) on Certificate(s); if already filled in, correct any errors )	Certificate Number(s)	Number of Shares

(If additional space is needed, attach a signed schedule to this Letter of Transmittal)	TOTAL SHARES

THE INSTRUCTIONS ACCOMPANYING THIS ELECTION FORM AND LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS ELECTION FORM AND LETTER OF TRANSMITTAL IS COMPLETED.

PLEASE COMPLETE, SIGN AND MAIL OR DELIVER THIS ELECTION FORM AND LETTER OF TRANSMITTAL, TOGETHER WITH THE CERTIFICATE(S) REPRESENTING YOUR SHARES OF FIRST SECURITYFED FINANCIAL, INC. COMMON STOCK (OR NOTICE OF GUARANTEED DELIVERY), TO THE EXCHANGE AGENT:

LASALLE BANK, NATIONAL ASSOCIATION

By Hand, Mail or Overnight Delivery:

LaSalle Bank, National Association
Corporate Trust Operations
135 South LaSalle Street
Room 1811
Chicago, Illinois 60603
Tel.: (312) 904-2458 or (800) 246-5761, option 2

         The Information Agent for stockholder inquiries is REGAN & ASSOCIATES, INC. You may contact the Information Agent toll free, at (800) 737-3426.

         The method of delivery of the certificate(s) and other documents is at the option and risk of the owner thereof. SEE INSTRUCTION 7.

THE ELECTION DEADLINE IS 5:00 P.M., CENTRAL TIME, ON MAY 25, 2004. THIS ELECTION FORM AND LETTER OF TRANSMITTAL MUST BE COMPLETED, SIGNED AND RECEIVED BY THE EXCHANGE AGENT, ALONG WITH YOUR STOCK CERTIFICATE(S) (OR A NOTICE OF GUARANTEED DELIVERY AS DESCRIBED HEREIN), NO LATER THAN THIS TIME.

IF YOUR CERTIFICATE HAS BEEN LOST, STOLEN, MISPLACED OR MUTILATED, CONTACT THE EXCHANGE AGENT AT THE NUMBER ABOVE. SEE INSTRUCTION 4. IF YOU HAVE QUESTIONS REGARDING ANY OTHER MATTER, PLEASE CONTACT THE INFORMATION AGENT AT (800) 737-3426.

         Pursuant to the terms of the Agreement and Plan of Merger, dated as of January 9, 2004 (the "Merger Agreement"), between MB Financial, Inc. ("MB Financial") and First SecurityFed Financial, Inc. ("First SecurityFed"), you may elect the form of consideration that you would like to receive for your shares of First SecurityFed common stock upon consummation of the merger of First SecurityFed with MB Financial. Subject to the allocation provisions of the merger agreement (which may result in adjustments to your election) and a possible restructuring of the merger as an all-cash transaction, you have the right to elect to receive, for each share of First SecurityFed common stock that you own, either: (i) $35.25 in cash (the "Cash Consideration"); or (ii) a number of shares of MB Financial common stock having a value of $35.25 per share, determined by dividing $35.25 by MB Financial's average closing price over the ten trading day period ending on the second trading day prior to the date of completion of the merger, with cash paid in lieu of fractional share interests based on the average closing price (the "Stock Consideration"). On April 15, 2004, the closing price of MB Financial common stock was $35.77. If $35.77 were the average closing price, you would receive .9855 of a share of MB Financial common stock for each First SecurityFed share to the extent you elected or were allocated the Stock Consideration.

         You may elect either the Cash Consideration or the Stock Consideration for all of your First SecurityFed shares, or you may choose the Cash Consideration for some shares and the Stock Consideration for some shares. Alternatively, you may chose not to make an election. Because a fixed number of MB Financial shares will be issued in the merger, a fixed number of First SecurityFed shares will be exchangeable for each of the Stock and Cash Consideration. Therefore, you might receive stock and/or cash in an amount that is not consistent with your election, depending upon the elections of other First SecurityFed stockholders. For a detailed explanation of the allocation provisions, please see the proxy statement-prospectus relating to the merger, which was mailed to you separately. If, based on the MB Financial closing price on the second trading day before the date of the merger, the aggregate value of the MB Financial shares to be issued in the merger is less than 40% of the value of the total Cash and Stock Consideration, then at MB Financial's election, either the number of MB Financial shares issuable in the merger will be increased such that the aggregate value of those shares is at least 40% of the value of the total merger consideration, or the merger will be restructured as an all-cash transaction at $35.25 per share.

         Subject to the conditions and limitations set forth in the Merger Agreement, the undersigned hereby elects to receive the following as consideration for the undersigned's shares of First SecurityFed common stock:

CHECK ONE BOX ONLY TO INDICATE YOUR ELECTION

(i)	Stock Election -- All shares of First SecurityFed stock I own converted into the Stock Consideration;
or
(ii)	Cash Election -- All shares of First SecurityFed stock I own converted into the Cash Consideration;
or
(iii)	Stock and Cash Election -- a combination of stock and cash as follows:
______ shares of First SecurityFed stock converted into the Stock Consideration, and
______ shares of First SecurityFed stock converted into the Cash Consideration. Total cannot exceed the total number of First SecurityFed shares you own of record.
or
(iv)	Non-Election -- Your First SecurityFed shares will be deemed Non-Election shares if:
	A.	No choice is indicated above; or
	B.	You fail to follow the instructions on this Election Form and Letter of Transmittal (including submission of your First SecurityFed common stock certificate(s)) or otherwise fail properly to make an election; or
	C.	A completed Election Form and Letter of Transmittal (including submission of your First SecurityFed common stock certificate(s) or a Notice of Guaranteed Delivery) is not actually received by the Exchange Agent by the Election Deadline.

If your First SecurityFed shares are deemed Non-Election shares, you will receive the Stock Consideration and/or the Cash Consideration as determined pursuant to the allocation provisions of the merger agreement without regard to your preferences.

Priority Allocation for Incentive Stock Options: Check here and provide the applicable stock certificate number(s) if you exercised any incentive stock options ("ISOs") for First SecurityFed stock on or after May 26, 2003 and would like the shares acquired upon such exercise given priority in any of the Stock Consideration which you are entitled to receive (whether elected or allocated). See Instruction 5 for explanation. The certificate number(s) for my ISO shares is (are) ___________.

2

The tax consequences of the merger to you will depend on whether you receive cash, stock or a combination of both for your First SecurityFed shares. You should consult your personal tax advisor prior to making an election.

TO BE EFFECTIVE, THIS ELECTION FORM AND LETTER OF TRANSMITTAL MUST BE PROPERLY COMPLETED, SIGNED AND DELIVERED TO THE EXCHANGE AGENT, TOGETHER WITH THE CERTIFICATES REPRESENTING YOUR SHARES OF FIRST SECURITYFED COMMON STOCK (OR A NOTICE OF GUARANTEED DELIVERY, AS DESCRIBED HEREIN), AT THE ADDRESS ABOVE PRIOR TO THE ELECTION DEADLINE.

The undersigned represents that the undersigned has full authority to surrender without restriction the certificate(s) for exchange. Please issue the new certificate and/or check in the name shown above to the above address unless instructions are given under "Special Issuance/Payment Instructions" and/or "Special Delivery Instructions" below.

SPECIAL ISSUANCE/PAYMENT INSTRUCTIONS	SPECIAL DELIVERY INSTRUCTIONS
Complete ONLY if the new certificate and/or check is to be issued in a name that differs from the name on the surrendered certificate(s). Issue to:	Complete ONLY if the new certificate and/or check is to to an address other than the address reflected above. Mail to:
Name _____________________________________	Name ___________________________________
Address ___________________________________	Address _________________________________

(Please also complete Substitute Form W-9 on page 2 AND see instructions regarding signature guarantee. SEE INSTRUCTIONS 9, 10 AND 11)	SEE INSTRUCTION 10
YOU MUST SIGN BELOW
* SIGNATURE(S) REQUIRED *
Signature(s) of Registered Holder(s) or Agent

Must be signed by the registered holder(s) EXACTLY as name(s) appears(s) on stock certificate(s). If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer for a corporation acting in a fiduciary or representative capacity, or other person, please set forth full title. SEE INSTRUCTIONS 8 AND 9.

SIGNATURE(S) GUARANTEED (IF REQUIRED)
SEE INSTRUCTION 9.

Unless the shares are tendered by the registered holder(s) of the common stock, or for the account of a member of a Signature Guarantee Program, Stock Exchange Medallion Program or New York Stock Exchange Medallion Signature Program, your signature(s) must be guaranteed by an Eligible Institution.

Registered Holder Registered Holder Title, if any Date: _______________ Phone No.: _______________	Authorized Signature Name of Firm Address of Firm - Please Print

ALSO: SIGN AND PROVIDE YOUR TAX ID NUMBER ON PAGE 4 OF THIS FORM.

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IMPORTANT TAX INFORMATION

Under United States federal income tax law, a non-exempt stockholder is required to provide the Exchange Agent with such stockholder's correct Taxpayer Identification Number (TIN) on the Substitute Form W-9 below. If the certificate(s) are in more than one name or are not in the name of the actual owner, consult the enclosed Substitute Form W-9 guidelines for additional guidance on which number to report. FAILURE TO PROVIDE THE INFORMATION ON THE FORM MAY SUBJECT THE SURRENDERING STOCKHOLDER TO 28% FEDERAL INCOME TAX WITHHOLDING ON THE PAYMENT OF ANY CASH. If the Exchange Agent is not provided with a TIN before payment is made, the Exchange Agent will withhold 28% on all payments to such surrendering stockholders of any cash due for their First SecurityFed shares. Please review the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional details on which TIN to give the Exchange Agent.

PAYER'S NAME:	LaSalle Bank, National Association, as Exchange Agent under that certain Agreement and Plan of Merger, dated as of January 9, 2004, by and among MB Financial, Inc. and First SecurityFed Financial, Inc.
SUBSTITUTE FORM W-9	Part 1-PLEASE PROVIDE YOUR TIN ON THE LINE AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.	TIN ____________________ Social Security Number or Employer Identification Number

Department of the Treasury Internal Revenue Service	_______________________________________________________ Name (Please Print)
	_______________________________ Address	Part 2-For Payees (i.e., corporations and certain foreign individuals) exempt from backup withholding, please write "exempt" ________
_______________________________ City State Zip Code
Payer's Request for Taxpayer Identification Number ("TIN") and Certification
Part 3-CERTIFICATION. UNDER PENALTIES OF PERJURY, I CERTIFY THAT (1) the number shown on this form is my correct taxpayer identification number (or a TIN has not been issued to me but I have mailed or delivered an application to receive a TIN or will do so in the near future), (2) I am not subject to backup withholding either because I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends or the IRS has notified me that I am no longer subject to backup withholding, (3) I am a U.S. person, and (4) all other information provided on this form is true, correct and complete.
	SIGNATURE ___________________________	DATE ______________________________
You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of under reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding, you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2).

4

INSTRUCTIONS
(Please read carefully the instructions below)

1.         ELECTION DEADLINE: For any election contained herein to be considered, this Election Form and Letter of Transmittal, properly completed and signed, together with the related First SecurityFed common stock certificate(s), MUST BE RECEIVED BY THE EXCHANGE AGENT AT THE ADDRESS ON THE FRONT OF THIS ELECTION FORM AND LETTER OF TRANSMITTAL NO LATER THAN 5:00 P.M., CENTRAL TIME, ON MAY 25, 2004. If you are surrendering your First SecurityFed shares via Notice of Guaranteed Delivery, see Instruction 12 below. MB Financial has the discretion, which it may delegate to the Exchange Agent, to determine whether any Election Form and Letter of Transmittal is received on a timely basis and whether an Election Form and Letter of Transmittal has been properly completed.

2.         REVOCATION OR CHANGE OF ELECTION FORM: Any Election Form and Letter of Transmittal may be revoked or changed by written notice from the person submitting such form to the Exchange Agent, but to be effective such notice must be received by the Exchange Agent prior to the Election Deadline. MB Financial will have the discretion, which it may delegate to the Exchange Agent, to determine whether any revocation or change is received on a timely basis and whether any such revocation or change has been properly made.

3.         SURRENDER OF CERTIFICATE(S): For any election contained herein to be effective, this Election Form and Letter of Transmittal must be accompanied by the certificate(s) evidencing your shares (or a Notice of Guaranteed Delivery - see Instruction 12) and any required accompanying evidences of authority.

4.         LOST CERTIFICATE(S): If the certificate(s) that a registered holder (or transferee) wants to surrender has been lost or destroyed, that fact should be indicated on the face of this Election Form and Letter of Transmittal which should then be delivered to the Exchange Agent after being otherwise properly completed and duly executed. In such event, the Exchange Agent will forward additional documentation necessary to be completed and inform you of the costs involved, which may include a requirement that you execute an affidavit as to the status of your certificate(s) and post an indemnity bond. Upon delivery of the required documentation to the Exchange Agent, such lost or destroyed certificate(s) will be deemed surrendered. No interest will be paid on amounts due with respect to such certificate(s).

5.         PRIORITY FOR INCENTIVE STOCK OPTION SHARES: Pursuant to the Merger Agreement, if you exercised any incentive stock options to purchase First SecurityFed common stock on or after May 26, 2003, you have the right to designate on this Election Form and Letter of Transmittal the shares which you acquired upon such exercise(s) for priority allocation of any Stock Consideration which you are entitled to receive. The following is an example of how the priority allocation works. Assume you own 1,000 shares acquired upon exercise of an incentive stock option on August 1, 2003 in addition to 9,000 shares acquired through other means. Assume further that you elect the Stock Consideration for all of your First SecurityFed shares and the number of stock elections by First SecurityFed stockholders exceeds the available Stock Consideration, such that under the allocation provisions 80% of your First SecurityFed shares will be converted to the Stock Consideration, with the remaining 20% converting to the Cash Consideration. By requesting a priority allocation for your incentive stock option shares, you are asking the Exchange Agent to include all of your incentive stock option shares in the prorated amount of First SecurityFed shares converting to the Stock Consideration. MB Financial and the Exchange Agent will use reasonable best efforts to honor such priority allocation. If you made any such exercise, it is recommended that you consult your personal financial and/or tax advisor prior to making your election with respect to such shares.

6.         TERMINATION OF MERGER: In the event of termination of the Merger Agreement, the Exchange Agent will promptly return certificates representing shares of First SecurityFed common stock after being notified of such termination by MB Financial. In such event, shares of First SecurityFed common stock held through nominees are expected to be available for sale or transfer promptly following the termination of the Merger Agreement. Certificates representing shares of First SecurityFed common stock held directly by First SecurityFed stockholders will be returned by registered mail (with attendant delay). The Exchange Agent and MB Financial will use their commercially reasonable efforts to cooperate with First SecurityFed and First SecurityFed stockholders to facilitate return of First SecurityFed stock certificates in the event of termination of the Merger Agreement, but return of certificates other than by registered mail will only be made at the expense, written direction and risk of First SecurityFed stockholders, accompanied by a pre-paid, pre-addressed return courier envelope sent to the Exchange Agent.

5

7.         METHOD OF DELIVERY: Your First SecurityFed stock certificate(s) and this Election Form and Letter of Transmittal must be delivered to the Exchange Agent. Do not send them to MB Financial or First SecurityFed. The method of delivery of certificates and other documents to be delivered to the Exchange Agent at the address set forth on the front of the Election Form and Letter of Transmittal is at the option and risk of the surrendering stockholder. Delivery will be deemed effective only when received by the Exchange Agent. If the certificate(s) are sent by mail, registered mail with return receipt requested and properly insured is suggested. A return envelope is enclosed. If you are surrendering your First SecurityFed shares via Notice of Guaranteed Delivery, see Instruction 12 below.

8.         NEW CERTIFICATE/CHECK ISSUED IN THE SAME NAME: If the new certificate and/or check are to be issued in the same name as the surrendered certificate is registered, the Election Form and Letter of Transmittal should be completed and signed exactly as the surrendered certificate is registered. DO NOT SIGN YOUR FIRST SECURITYFED CERTIFICATE(S) IF YOU WANT YOUR MB FINANCIAL CERTIFICATE AND/OR CHECK ISSUED IN THE SAME NAME. Signature guarantees are not required if the certificate(s) surrendered herewith are submitted by the registered owner of such shares who has not completed the section entitled "Special Issuance/Payment Instructions" or are for the account of an Eligible Institution, as defined below. If any of the shares surrendered hereby are owned by two or more joint owners, all such owners must sign this Election Form and Letter of Transmittal exactly as written on the face of the certificate(s). If any shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Election Forms and Letters of Transmittal as there are different registrations. Election Forms and Letters of Transmittal executed by trustees, executors, administrators, guardians, officers of corporations, or others acting in a fiduciary capacity who are not identified as such in the registration must be accompanied by proper evidence of the signer's authority to act.

9.         NEW CERTIFICATE/CHECK ISSUED IN DIFFERENT NAME: If the section entitled "Special Issuance/Payment Instructions" is completed, then signatures on this Election Form and Letter of Transmittal must be guaranteed by a firm that is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents' Medallion Program (each an "Eligible Institution"). If the surrendered certificates are registered in the name of a person other than the signer of this Election Form and Letter of Transmittal, or if issuance is to be made to a person other than the signer of this Election Form and Letter of Transmittal, or if the issuance is to be made to a person other than the registered owner(s), then the surrendered certificates must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name(s) of the registered owners appear on such certificate(s) or stock power(s), with the signatures on the certificate(s) or stock power(s) guaranteed by an Eligible Institution as provided herein.

10.         SPECIAL ISSUANCE/PAYMENT AND DELIVERY INSTRUCTIONS: Indicate the name and address in which the new certificate and/or check is to be sent if different from the name and/or address of the person(s) signing this Election Form and Letter of Transmittal. The stockholder is required to give the social security number or employer identification number of the record owner of the shares. If Special Issuance/Payment Instructions have been completed, the stockholder named therein will be considered the record owner for this purpose.

11.         STOCK TRANSFER TAXES: If any certificate representing shares of MB Financial common stock is to be issued or any payment of the Cash Consideration or cash in lieu of fractional shares is to be made in a name other than that of the registered holder(s) of the surrendered First SecurityFed certificate(s), it shall be a condition of such issuance and/or payment that the person requesting such exchange either (i) pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance or payment to a person other than the registered holder(s), or (ii) establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

12.         NOTICE OF GUARANTEED DELIVERY: If your First SecurityFed stock certificate(s) are not immediately available or cannot be delivered to the Exchange Agent by the Election Deadline or the procedure for book-entry transfer cannot be completed prior to the Election Deadline, you may still submit an election by properly completing and duly executing the enclosed Notice of Guaranteed Delivery and returning it, along with this Election Form and Letter of Transmittal, to the Exchange Agent prior to the Election Deadline.

13.         QUESTIONS: If you have any questions, please call the Information Agent, Regan & Associates, Inc., at 800-737-3426.

6

NOTICE OF GUARANTEED DELIVERY
OF
SHARES OF COMMON STOCK
OF
FIRST SECURITYFED FINANCIAL, INC.

         This form, or a facsimile hereof, must be used in connection with your election with respect to your shares of common stock of First SecurityFed Financial, Inc. ("First SecurityFed") in connection with the proposed merger of First SecurityFed with MB Financial, Inc. ("MB Financial") if (1) the certificates for your shares of First SecurityFed common stock are not immediately available or cannot be delivered to the Exchange Agent by 5:00 p.m., Central time, on May 25, 2004 (the "Election Deadline"), or (2) the procedure for book-entry transfer cannot be completed prior to the Election Deadline.

         This form, properly completed and duly executed, may be delivered by hand, mail or facsimile transmission to the Exchange Agent, and must be received by the Exchange Agent along with your properly completed and executed Election Form and Letter of Transmittal by the Election Deadline.

THE EXCHANGE AGENT IS:

LASALLE BANK, N.A.

By Hand, Mail or Overnight Courier:	By Facsimile:

LaSalle Bank, National Association	(312) 904-2236
Corporate Trust Operations
135 South LaSalle Street
Room 1811
Chicago, Illinois 60603
Tel.: (312) 904-2458 or (800) 737-3426

         Delivery of this form to an address other than as set forth above or transmission of this form to a facsimile number other than as set forth above does not constitute a valid delivery.

         The Information Agent for stockholder inquiries is REGAN & ASSOCIATES, INC. The Information Agent can be reached toll free, at (800) 737-3426.

         This form is not to be used to guarantee signatures. If a signature on an Election Form and Letter of Transmittal requires a Medallion Signature Guarantee, such Medallion Signature Guarantee must appear in the applicable space provided on the Election Form and Letter of Transmittal.

Ladies and Gentlemen:

         The undersigned hereby surrenders to LaSalle Bank, National Association, as the Exchange Agent, upon the terms and subject to the conditions set forth in the Election Form and Letter of Transmittal, the number of shares of First SecurityFed common stock set forth below pursuant to the guaranteed delivery procedures set forth below.

Number of Shares Surrendered:

Certificate Nos. (If available):

Name(s)of Record Holder(s):

Address:

Area Code and Telephone Number (      ) _______________________

Social Security Number_______-_____-_______ or

Employer Identification Number ____________

Dated: _____________, 2004	Signature(s)

[ ] Check here if shares will be tendered by book-entry transfer and fill in the information below:

DTC Account Number: ___________

Transaction Code Number: ________

2

GUARANTEED DELIVERY PROCEDURE

         In order for an election to be effective, LaSalle Bank, National Association, as the Exchange Agent, must receive a properly completed and duly executed Election Form and Letter of Transmittal, accompanied by certificates representing shares of First SecurityFed common stock currently held by you, a confirmation evidencing the transfer of all First SecurityFed shares tendered by book-entry transfer, or a proper guarantee of delivery (as described below), no later than the Election Deadline (as specified above). Persons whose certificates are not immediately available or the tendering of whose First SecurityFed shares cannot be completed by book-entry transfer by the Election Deadline also may make an election by completing and executing the Election Form and Letter of Transmittal (or a facsimile thereof) and submitting it to the Exchange Agent by the Election Deadline and by having a Guarantee of Delivery properly completed and duly executed by the Election Deadline by a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office, branch or agency in the United States (subject to the condition that the certificates (or a confirmation evidencing the transfer of all First SecurityFed shares tendered by book-entry transfer), the delivery of which is thereby guaranteed, are in fact delivered to the Exchange Agent within three New York Stock Exchange trading days after the Election Deadline).

GUARANTEE

The undersigned, a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office, branch, or agency in the United States, hereby guarantees to deliver to the Exchange Agent certificates representing the shares tendered hereby, in proper form for transfer (or surrender shares pursuant to the procedure for book-entry transfer into the Exchange Agent account at the Depository Trust Company), together with any other required documents, within three New York Stock Exchange trading days after the Election Deadline.

Name of Firm:			(authorized signature)
Address:			Name:
Title:
City	State	Zip Code	Dated: ______________, 2004
Area Code and Tel. No.: ___________________

3

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payor. Social Security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the proper identification number to give the payor.

For this type of account:		Give the SOCIAL SECURITY number of:	For this type of account:		Give the EMPLOYER IDENTIFICATION number of:

1.	An individuals account	The individual	7.	A valid trust, estate, or pension trust	The legal entity (Do not furnish the number
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)			of the personal representative or trustee unless the legal entity itself is not designated in the account title.)(4)
3.	Husband and wife (joint	The actual owner of the	8.	Corporate account	The corporation
	account)	account or, ifjoint funds, the first individual on the account(1)
4.	Custodian account of a minor	The minor(2)	9.	Religious, charitable, or	The organization
	(Uniform Gift to Minors Act)			educational organization account
5.	(a) The usual revocable	The grantor-trustee(1)	10.	Partnership account held in the	The partnership
	savings trust account (grantor is			name of the business
	also trustee)
	(b) So-called trust account that	The actual owner(1)	11.	Association, club, or other tax-	The organization
	is not a legal or valid trust under			exempt organization
	State law
6.	Sole proprietorship account	The owner(3)	12.	A broker or registered nominee	The broker or nominee
			13.	Account with the Department of Agriculture in the name of a public entity (such as a State or local government, school district, or prison) that receives agricultural	The public entity

(1)	List first and circle the name of the person whose number you furnish.
(2)	Circle the minors name and furnish the minors social security number.
(3)	Show the name of the owner. The owner may use either a Social Security Number or Employer Identification Number (if the owner has one).
(4)	List first and circle the name of the legal trust, estate, or pension trust.

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

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Obtaining a Number

If you don't have a taxpayer identification number or you don't know your number, check the box in Part 2 of the substitute Form W-9 and sign and date the certification of a payee awaiting a taxpayer identification number. To obtain a TIN, use Form SS-5, Application for a Social Security Number Card (for individuals), or Form SS-4, Application for Employer Identification Number (for businesses and all other entities), available at the local office of the Social Security Administration or the IRS. If the box in Part 2 of the substitute Form is checked, in certain circumstances, the payor may withhold a portion of any reportable payment made to you within sixty (60) days of the receipt of this form by the payor until you provide a TIN. If you do not supply a TIN within sixty (60) days, a portion of all reportable payments made to you thereafter will be withheld until you provide a TIN.

Payees Exempt from Backup Withholding

Payees generally exempt from backup withholding on ALL payments include the following (Section references are to the Internal Revenue Code):

•	A corporation.

•	A financial institution.

•	An organization exempt from tax under Section 501(a), an individual retirement account, or a custodial account under Section 403(b)(7) if the account satisfies the requirements of section 401(f)(2).

•	The United States or any agency or instrumentality thereof.

•	A State, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.

•	A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.

•	An international organization or any agency or instrumentality thereof.

•	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

•	A real estate investment trust.

•	A common trust fund operated by a bank under section 584(a).

•	A trust exempt from tax under section 664 or described in section 4947.

•	An entity registered at all times during the tax year under the Investment Company Act of 1940.

•	A futures commission merchant registered with the Commodity Futures Trading Commission.

•	A middleman known in the investment community as a nominee or custodian.

•	A foreign central bank of issue.

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

•	Payments to nonresident aliens subject to withholding under section 1441.

2

•	Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident alien partner.

•	Payments of patronage dividends where the amount received is not paid in money.

•	Payments made by certain foreign organizations.

•	Section 404(k) distributions made by an ESOP.

Payments of interest not generally subject to backup withholding include the following:

•	Payments of interest on obligations issued by individuals.

Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payor's trade or business and you have not provided your correct taxpayer identification number to the payor.

•	Payments of tax-exempt interest (including exempt-interest dividends under Section 852).

•	Payments described in Section 6049(b)(5) to nonresident aliens.

•	Payments on tax-free covenant bonds under Section 1451.

•	Payments made by certain foreign organizations.

•	Payments of mortgage or student loan interest.

Exempt payees described above should file the Substitute Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYOR, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYOR.

Certain payments other than interest, dividends, and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see Sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N, and the regulations under those Sections.

Privacy Act Notice. Section 6109 requires most recipients of dividend, interest, or other payments to give taxpayer identification numbers to payors who must report the payments to the IRS. The IRS uses the numbers for identification purposes and to help verify the accuracy of tax returns. Payors must be given the numbers whether or not recipients are required to file a tax return. Payors must generally withhold a portion of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payor. Certain penalties may also apply.

Penalties

(1) Penalty for Failure to Furnish Taxpayer Identification Number. If you fail to furnish your taxpayer identification number to a payor, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) Civil Penalty for False Information With Respect To Withholding. If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3) Criminal Penalty for Falsifying Information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE IRS.

3

Set forth below are materials provided to brokers and other nominees in connection with the mailing of materials to First SecurityFed stockholders for the exercise of their election rights as to the form of consideration they would like to receive for their First SecurityFed shares in the merger with MB Financial.

First SecurityFed Financial, Inc.
Important Election Information

To Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees:

The right to make an election will expire at 5:00 p.m. Central time, on May 25, 2004. The time and date of the expiration of the election period is herein referred to as the "Election Deadline."

         First SecurityFed Financial, Inc. has agreed to merge with MB Financial, Inc. The merger is subject to adoption of the merger agreement by the stockholders of First SecurityFed and the receipt of all required regulatory approvals. Subject to the allocation provisions of the merger agreement and a possible restructuring of the merger as an all-cash transaction, First SecurityFed stockholders have the right to elect to receive, for each share of First SecurityFed common stock that they own, either:

•	$35.25 in cash; or

•	a number of shares of MB Financial common stock having a value of $35.25 per share, determined by dividing $35.25 by MB Financial's average closing price over the ten trading day period ending on the second trading day before the date of completion of the merger, with cash paid in lieu of fractional share interests based on the MB Financial average closing price.

         A First SecurityFed stockholder may elect either of these options for all of his or her First SecurityFed shares, or may choose cash for some shares and MB Financial stock for some shares. Because a fixed number of MB Financial shares will be issued in the merger, a fixed number of First SecurityFed shares will be exchangeable for each of the stock and cash consideration. Therefore, a First SecurityFed stockholder might receive stock and/or cash in an amount that is not consistent with his or her election, depending upon the elections of other First SecurityFed stockholders. In addition, if, based on the MB Financial closing price on the second trading day before the date of completion of the merger, the aggregate value of the MB Financial shares to be issued in the merger is less than 40% of the value of the total cash and stock consideration, then at MB Financial's election, either the number of MB Financial shares issuable in the merger will be increased such that the aggregate value of those shares is at least 40% of the value of the total merger consideration, or the merger will be restructured as an all-cash transaction at $35.25 per share.

         A complete description of the merger and of the election and allocation procedures is contained in the proxy statement-prospectus for the merger, which was mailed to First SecurityFed stockholders.

PLEASE NOTE THAT BECAUSE A FIXED NUMBER OF FIRST SECURITYFED SHARES WILL BE EXCHANGEABLE FOR EACH OF THE STOCK AND CASH CONSIDERATION, ELECTIONS WILL BE SUBJECT TO PRORATION. THEREFORE, THE ALLOCATION OF CASH AND MB FINANCIAL COMMON STOCK THAT A FIRST SECURITYFED STOCKHOLDER WILL RECEIVE WILL DEPEND ON THE ELECTIONS OF OTHER FIRST SECURITYFED STOCKHOLDERS. IF NO OPTION IS CHOSEN, THE STOCKHOLDER WILL BE DEEMED TO HAVE NO PREFERENCE AND THE TYPE OF CONSIDERATION TO BE GIVEN WILL BE DETERMINED UNDER THE MERGER AGREEMENT.

For your information and for forwarding to those of your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents: (1) an Election Form and Letter of Transmittal; (2) a Notice of Guaranteed Delivery to be used to make an election if none of the procedures for delivering the necessary certificates representing First SecurityFed shares can be completed on a timely basis; (3) a proposed client letter which you may wish to use to obtain election instructions from your clients; and (4) Substitute Form W-9 and related guidelines. YOUR PROMPT ACTION IS REQUIRED. PLEASE CONTACT YOUR CLIENTS AS SOON AS POSSIBLE. PLEASE NOTE THAT THE RIGHT TO MAKE AN ELECTION WILL EXPIRE AT 5:00 P.M., CENTRAL TIME, ON MAY 25, 2004.

         For an election to be valid, a duly executed and properly completed Election Form and Letter of Transmittal, including any required signature guarantees and any other required documents, must be received by the Exchange Agent, together with either certificate(s) representing surrendered First SecurityFed shares or timely confirmation of their book-entry transfer, by the Election Deadline. The Exchange Agent is LaSalle Bank, National Association (tel.: (312) 904-2458 or (800) 246-5761, option 2). Stockholders whose certificate(s) are not immediately available or who cannot deliver such certificate(s) to the Exchange Agent, or cannot complete the procedures for book-entry transfer, prior to the Election Deadline must surrender their shares according to the procedure for guaranteed delivery set forth in the enclosed Notice of Guaranteed Delivery. No fees or commissions will be payable by MB Financial, First SecurityFed or any officer, director, stockholder, agent, or other representative of either of them to any broker, dealer or other person for soliciting surrender of shares pursuant to the election (other than fees paid to the Exchange Agent and the Information Agent for their services in connection with the election and exchange process). MB Financial will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients whose shares are held by you as a nominee or in a fiduciary capacity.

         Any inquiries you may have with respect to the election should be directed to the Information Agent for the election and surrender of First SecurityFed shares, Regan & Associates, Inc., at (800) 737-3426. Additional copies of the enclosed materials may be obtained by contacting the Information Agent at the same telephone number.

Very truly yours, /s/ Mitchell Feiger Mitchell Feiger President and Chief Executive Officer MB Financial, Inc.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF MB FINANCIAL, FIRST SECURITYFED, THE EXCHANGE AGENT, THE INFORMATION AGENT OR ANY AFFILIATE OF ANY OF THE FOREGOING.

First SecurityFed Financial, Inc. Merger with MB Financial, Inc.

IMPORTANT ELECTION INFORMATION

To Our Clients:

          First SecurityFed Financial, Inc. has agreed to merge with MB Financial, Inc. The merger is subject to adoption of the merger agreement by the stockholders of First SecurityFed and to the receipt of all required regulatory approvals. Subject to the allocation provisions of the merger agreement and a possible restructuring of the merger as an all-cash transaction, First SecurityFed stockholders have the right to elect to receive, for each share of First SecurityFed common stock that they own, either

•	$35.25 in cash; or

•	a number of shares of MB Financial common stock having a value of $35.25 per share, determined by dividing $35.25 by MB Financial's average closing price over the ten trading day period ending on the second trading day before the date of completion of the merger, with cash paid in lieu of any fractional share interests based on the average MB Financial closing price.

          A First SecurityFed stockholder may elect either of these options for all of his or her First SecurityFed shares, or may choose cash for some shares and MB Financial stock for some shares. Because a fixed number of MB Financial shares will be issued in the merger, a fixed number of First SecurityFed shares will be exchangeable for each of the stock and cash consideration. Therefore, a First SecurityFed stockholder might receive stock and/or cash in an amount that is not consistent with his or her election, depending upon the elections of other First SecurityFed stockholders. In addition, if the aggregate value of the MB Financial shares to be issued in the merger is less than 40% of the aggregate value of the total cash and stock consideration (based on the MB Financial closing price on the second trading day before the date of completion of the merger), then at MB Financial's election, either the number of MB Financial shares issuable in the merger will be increased such that the aggregate value of those shares is at least 40% of the value of the total merger consideration, or the merger will be restructured as an all-cash transaction at $35.25 per share.

         A complete description of the merger and of the election and allocation procedures is contained in the proxy statement-prospectus for the merger, which was separately mailed to First SecurityFed stockholders.

          BECAUSE WE ARE THE HOLDER OF RECORD FOR YOUR FIRST SECURITYFED SHARES, ONLY WE CAN MAKE AN ELECTION FOR YOUR SHARES IN ACCORDANCE WITH YOUR INSTRUCTIONS. PLEASE INSTRUCT US ON HOW TO MAKE THE ELECTION FOR YOUR SHARES--FOR CASH, STOCK OR A COMBINATION OF BOTH. IF YOU DO NOT PROVIDE US WITH ELECTION INSTRUCTIONS, WE WILL NOT MAKE AN ELECTION FOR YOU AND THE FORM OF CONSIDERATION YOU WILL RECEIVE WILL BE DETERMINED PURSUANT TO THE MERGER AGREEMENT WITHOUT REGARD TO YOUR PREFERENCES.

          If you have any questions, please contact your broker or financial advisor directly, or alternatively contact the Information Agent for the election, Regan & Associates, Inc., at 800-737-3426.

PLEASE NOTE THE FOLLOWING:

*	The election period will expire at 5:00 p.m. Central time on May 25, 2004. IT IS THEREFORE IMPERATIVE THAT WE RECEIVE YOUR INSTRUCTIONS AS SOON AS POSSIBLE PRIOR TO THIS DEADLINE IN ORDER TO PROPERLY FULFILL YOUR INSTRUCTIONS.

*	If we do not receive your election instructions in time to comply with the election deadline of May 25, 2004, this will have the same effect as not responding. Under these circumstances, the terms of the merger agreement will determine whether cash, stock or a combination of cash and stock will be distributed to you, without regard to your preferences.
*	There is no guarantee that you will receive your election choice. A fixed number of First SecurityFed shares will be exchangeable for each of the stock and cash consideration. If you elect all cash and the available cash is oversubscribed, then you will receive a portion of the merger consideration in MB Financial stock. If you elect all stock and the available stock is oversubscribed, then you will receive a portion of the merger consideration in cash. In addition, as noted above, the merger is subject to restructuring as an all-cash transaction, in which case your election will have no effect.

*	The receipt of cash generally will be a taxable event for United States federal income tax purposes. Because individual circumstances may differ, stockholders should consult their tax advisors prior to making an election to determine the tax effect to them of the merger, including the application and effect of foreign, state, local or other tax laws.

Please provide your signed instructions below:

CHECK ONE BOX ONLY TO INDICATE YOUR ELECTION INSTRUCTION

(i)	Stock Election -- All shares of First SecurityFed stock I own converted into the Stock Consideration;
or
(ii)	Cash Election -- All shares of First SecurityFed stock I own converted into the Cash Consideration;
or
(iii)	Stock and Cash Election -- a combination of stock and cash as follows:
______ shares of First SecurityFed stock converted into the Stock Consideration, and
_______ shares of First SecurityFed stock converted into the Cash Consideration. Total cannot exceed the total number of First SecurityFed shares you own.

         If you do not wish to make an election, do not return this form.

Account Number:______________

______________________	______________________	_________________
Signature of Accountholder	Signature of Accountholder	Daytime phone no.
(if joint account)